SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

		ANEXO: CONTRATOS COM MESMO GRUPO (PARTES RELACIONADAS)/ NÍVEL 1 - BOVESPA
ITEM	AGREEMENTS WITHIN THE SAME GROUP purposes and characteristics of the agreement	Relationship with the Company	Principal		Maturity Date or Term	Conditions for Rescission or Termination	Outstanding Balance
			R$'000	DATE			R$'000	DATE
01	Financing between Copel (lender) and the State of Paraná Government (borrower) Lending of the balances in the Compensation Account (CRC) by Copel (lender) to the controlling shareholder (borrower). Note: The State's payment is guaranteed by the dividends receivable by it (controlling shareholder).	Controlling Shareholder	364,085	August 4, 1994	April 30, 2025	None	1,359,747	March 2011
02	Financing agreement between Copel and Eletrobras Eletrobras Financing Agreement - ECF 1293 between Eletrobras (lender) and Copel (borrower) for implementation of the Salto Caxias Hydroelectric Power Plant and associated transmission systems. Note: 1) Amortization in 180 monthly installments, grace period till June 30, 2001 and interest between 5.0% and 6.0% p.a., with annual adjustment every September by the Finel index. 2) The guarantee is Copel's own revenue, backed by power of attorney.	Company related to the controlling shareholder (Federal Government)	307,712	September 23, 1994	June 30, 2016	None	169,727	March 2011
03	Loan Agreement Loan from Copel (lender) to Elejor Centrais Elétricas (borrower), through a loan agreement in which Copel is also a joint party. Note: In 2008, proceeding with the Company's ownership restructuring process, Copel obtained Aneel's authorization to implement the spin-off and consequent extinction of Copel Participações S.A. and transfer its assets to Companhia Paranaense de Energia and Copel Geração e Transmissão S.A.	COPEL and Elejor	238,117	April 7, 2004		None	303,803	March 2011
04

Debt with Petróleo Brasileiro S.A. - Petrobras
On March 6, 2006, Copel signed an agreement with Petrobras aimed at settling the pending matters related to the agreement for the supply of gas to the Araucária thermal plant. The agreement consisted of the signature of the Extrajudicial Transaction Agreement by which Copel Geração and Transmissão (borrower), with Copel as the joint borrower, admitted a debt of R$150 million with Petrobras (lender), the latter as grantor of Compagas' loans to Copel Geração.
Note:
Payable in 60 monthly installments starting from January 2010, with the amounts restated by the Selic rate.

		Company related to the controlling shareholder (Federal Government)	150,000	March 6, 2006	December 1, 2014	None	185,955	March 2011
05	Financing Agreements with Banco do Brasil Loans granted exclusively for the payment of part of the debt. Credit Notes: Commercial no. 330.600.129 - 106.5% of the average CDI rate Industrial no. 330.600.132 - 106.2% of the average CDI rate Industrial no. 330.600.151 - 106.5% of the average CDI rate Industrial no. 330.600.156 - 106.5% of the average CDI rate Industrial no. 330.600.157 - 106.5% of the average CDI rate Total	Company related to the controlling shareholder (Federal Government)	29,000 231,000 18,000 14,348 37,252	January 31, 2007 February 28, 2007 July 31, 2007 August 28, 2007 August 31, 2007	January 31, 2014 February 28, 2014 July 31, 2014 August 28, 2014 August 31, 2014	None None None None None	29,546 233,250 18,339 14,487 37,616	March 2011 March 2011 March 2011 March 2011 March 2011
			329,600				333,238
06	Loan Agreement On February 2, 2007, Anatel approved the loan agreement to be entered into between Copel Holding (lender) and Copel Distribuição (borrower), in theamount of R$1,100,000. Note: The term is 5 years, with interest at 104% the DI rate, and the funds were allocated to the concession's investment program and to the settlement ofthe debentures transferred to Copel Distribuição, which matured on March 1, 2007.	Copel Holding and Copel Distribuição	654,804	February 28, 2007	February 28, 2012	None	730,764	March 2011
07

Financing Agreement between Copel and Eletrobras (Part 1 and 2)
Part 1: RGR Funds

Eletrobras Financing Agreement - ECFS 206/2007 between Eletrobras (lender) and Copel (borrower) to carry out work on the 3 rd tranche of theProgram for Universal Electricity Access and Use -"Light for All" with funds from the Global Reversal Reserve - RGR
Note:
1) Amortization in 120 monthly installments, grace period till August 30, 2010 and interest of 5.0% p.a.
2) the outstanding balance is adjusted annually on the date of the agreement by the RGR index.
3) guaranteed by Copel's own revenue, supported by power of attorney.

Part 2: CDE Funds

This part will be assigned as subsidy (will not need to be paid) based on funds from the CDE (Energy Development Account).

		Company related to the controlling shareholder (Federal Government)	93,979	March 3, 2008	August 30, 2020	None	71,433	March 2011
			15,663	March 3, 2008	Not applicable	None	12,642	March 2011
8	Agreement of Acknowledgement and Consolidation of Debt with the Federal Government (STN) Related to the restructuring of medium- and long-term debt, signed on May 20, 1998, pursuant to Law 4,131/62. Note: Agreement subject to exchange rate fluctuations, cannot reach 1% of shareholders' equity.	Company related to the controlling shareholder (Federal Government)	69,593	May 20, 1998	April 15, 2024	None	56,037	March 2011
9

Agreement no. 08.2.0989.1 between Copel Geração e Transmissão S.A. and BNDES, with COPEL as intervenor

Entered into on March 17, 2009 between Copel Geração e Transmissão S.A. and the Brazilian Development Bank (BNDES), with COPEL asintervenor, for the purpose of implementing the Mauá Hydroelectric Power Plant Project and Associated Transmission System, in consortium withEletrosul, in the amount of R$169,500, to be disbursed in installments in accordance with the needs of the financed project and the financial timetableof the BNDES.
Note:
1) Amortization in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, with interest equivalent to the Long-TermInterest Rate (TJLP) plus 1.63% p.a. paid on a quarterly basis during the grace period and on a monthly basis as of the first amortization.
2) The guarantee and the assignment and allocation of all revenue generated from the sale and/or trading of energy originated under Purchase andSale Agreements in the Regulated Environment through an Agreement for Revenue Assignment and Allocation, Management of Accounts and OtherCovenants entered into between Banco do Brasil, BNDES and Copel Geração e Transmissão S/A, in addition to the constitution and maintenance oftwo "Reserve Accounts” in the event of insufficient funds in the "Centralization Account".

		COPEL Geração e Transmissão	169,500	March 17, 2009	January 15, 2028	None	139,561	March 2011
10

Agreement no. 21/02000-0 between Copel Geração e Transmissão S.A. and Banco do Brasil S/A, with COPEL as intervenor
Entered into on April 16, 2009 between Copel Geração e Transmissão S.A. and Banco do Brasil S.A., with COPEL as intervenor, for the purpose of implementing the Mauá Hydroelectric Power Plant Project and Associated Transmission System, in consortium with Eletrosul, in the amount of R$169,500, to be disbursed in installments in accordance with the Uses and Sources Table.
Note:
1) Amortization in 192 monthly installments starting on February 15, 2012 and ending on January 15, 2028, with interest equivalent to the Long-Term Interest Rate (TJLP) plus 2.13% p.a. paid on a quarterly basis during the grace period and on a monthly basis as of the first amortization.
2) The guarantee and the assignment and allocation of all revenue generated from the sale and/or trading of energy originated under Purchase and Sale Agreements in the Regulated Environment through an Agreement for Revenue Assignment and Allocation, Management of Accounts and Other
Covenants entered into between Banco do Brasil, BNDES and Copel Geração e Transmissão S/A, in addition to the constitution and maintenance of two "Reserve Accounts” in the event of insufficient funds in the "Centralization Account".

		COPEL Geração e Transmissão	169,500	April 16, 2009	January 15, 2028	None	139,644	March 2011
11

Credit Facility Agreement nº 21/02155-4 between Copel Distribuição S.A. and Banco do Brasil S/A.
This agreement was executed between Copel Distribução S.A. and Banco do Brasil S/A, in the amount of R$350,000, signed on September 10, 2010, in order to finance the working capital and disbursed in a lump sum on September 10, 2010.
Note:
1ª) Amortization in 3 installments, the first installment of R$116,666 maturing on 8/25/2013, the second and third installments of R$116,667 maturing on 7/11/2014 and 8/15/2015, respectively, which will bear financial charges related to the combined effective rate of 98.5% of CDI and IRP (savings account yield rate), and will be monthly capitalized in a restricted account on each reference date and payment together with the principal installments proportionally to their face values.
2ª) The guarantee is pledged in trade bills duly endorsed and accompanied by bordereaux.

		COPEL Distribuição	350,000	September 10, 2010	August 15, 2015	None	370,341	March 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.